Exhibit 12.1

GENCO SHIPPING & TRADING LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,					For the Period September 27, through December 31,
	2008		2007		2006	2005		2004

Earnings:
Net income	$197,884	(A) (B)	$106,809		$63,522	$54,482		$907
Adjustments:
Fixed charges	39,761		30,853		10,035	15,348		242
Plus amortization of capitalized interest	37		4
Less capitalized interest	(4,328)		(4,350)		-	-		-

Earnings	$233,354		$133,316		$73,557	$69,830		$1,149

Fixed Charges:
Interest expensed and capitalized	$39,205		$26,725		$9,694	10,737		242
Amortization of deferred financing costs	556	(B)	4,128	(C)	341	4,611	(D)	-

Total fixed charges	$39,761		$30,853		$10,035	$15,348		$242

Ratio of earnings to fixed charges	5.87		4.32		7.33	4.55		4.75

(A) On November 3, 2008, the Company agreed to cancel the acquisition of six drybulk newbuildings. As part of the agreement, the selling group will retain the deposits totaling $53,000 plus the interest earned on such deposits for the six vessels, comprised of three Capesize and three Handysize vessels. This transaction will result in a charge in the fourth quarter of 2008 to the Company’s income statement of approximately $54,000 related to the forfeiture of these deposits. This charge is not included in the calculation shown.

(B) The $320 million credit facility was cancelled on November 12, 2007, and this resulted in the write-off of unamortized deferred financing costs of approximately $2,300 in the fourth quarter of 2008. This write-off is not included in the calculation shown.

(C) The Company refinanced its credit facility on July 20, 2007, and this resulted in the write-off of unamortized deferred financing costs of $3,568 in the third quarter of 2007.

(D) The Company refinanced its credit facility on July 29, 2005, which resulted in the write-off of unamortized deferred financing costs associated with the prior facility.